Exhibit 99.16

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Norway: Total exchanges assets with ExxonMobil in the North Sea

Paris, October 8, 2012: Total has today announced an exchange of interests with ExxonMobil in a range of producing and undeveloped North Sea assets on the Norwegian Continental Shelf.

In exchange for its interests in the PL089 license (5.6%) and the Sygna (2.52%), Statfjord Øst (2.8%) and Snorre (6.18%) fields, Total will receive from ExxonMobil its 4.7% interest in the Oseberg field and its 4.33 % interest in the Oseberg transportation system, together with its interests in the PL029c license (100%) and the PL029b license (30%), which contain part of the Dagny field. In addition, a minor cash compensation will also be paid by Total to ExxonMobil.

Oseberg is one of the largest oil and gas fields in the Norwegian North Sea, and includes a number of satellite fields currently under development. Dagny reserves are estimated by the Norwegian Petroleum Directorate (NPD) to be 205 million barrels of oil equivalent (boe) and the Final Investment Decision (FID) of the field development is expected before the end of 2012.

Following the assets exchange with ExxonMobil, Total’s interest in the Oseberg field will increase from 10% to 14.7% and in the Dagny field from 6.54% to 39.54%.

This exchange is expected to close before the end of 2012. It remains subject to the approval of the Norwegian authorities.

Commenting on the deal, Patrice de Vivies, Total’s Senior Vice President Exploration & Production for Northern Europe, said: “It has been a longstanding objective of Total to rationalise its portfolio in Norway and strengthen its interests in assets considered to have upside potential. This exchange with ExxonMobil allows us to focus our efforts on fewer and larger assets.”

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total in Norway

Since the late 1960s, the Total Group has played a major role in development of a large number of Norwegian fields, notably Frigg and Heimdal. Norway was the largest contributor to the Group’s equity production in 2011 with 287,000 boe per day. Before the asset exchange with ExxonMobil, Total held interests in 90 production licenses in offshore Norway, 22 as operator.

In the first semester 2011 the developments of the Ekofisk South and Ekofisk ll fields were launched, in which Total has a 39.9% interest. Each development has a production capacity of 70,000 boe per day and production start-up is expected in 2014 and 2015 respectively.

In November 2011, the Plan for Development and Operation (PDO) for the operated Atla fast-track subsea field development was approved by the Norwegian authorities. Atla is scheduled to come on stream in October 2012. In January 2012, Total submitted the PDO for the Martin Linge field, a stand-alone field development planned to come on stream in Q4 2016. The PDO was approved by the Storting (Norwegian Parliament) in June 2012.

In 2011, Total made two promising discoveries as operator. The first is on Norvarg in the Barents Sea, with reserves that could reach up to 300 million boe; the second is on Alve North in the Norwegian Sea close to existing infrastructure. Appraisal of both discoveries is being planned.

In the 2011 (APA) Licensing Round, announced on 17 January 2012, Total was granted interests in an additional eight licences in the Norwegian North Sea, including five as operator.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as estimated reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.